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06062702

UNITED STATES
ID EXCHANGE COMMISSION
'INGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

September 7, 2006

OCT 20 2006

Act	Exchange
Section	Reg M 102
Rule	R 102
Public Availability	9/12/06

PROCESSED
NOV 27 2006
THOMSON
FINANCIAL

Curtis B. Anderson
Baker Botts L.L.P.
2001 Ross Avenue
Dallas, Texas 75201-2980

Re: Hines Real Estate Investment Trust, Inc.
File No. TP 06-10

Dear Mr. Anderson:

We are responding to your letter dated September 7, 2006, as supplemented by telephone conversations with the staff, with regard to your request for exemptive and no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed photocopy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

As a consequence of the continuous offerings of the Company's shares of common stock, the Company will be engaged in a distribution of its common stock pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of shares of its common stock or any reference security by the Company or any affiliated purchaser of the Company are prohibited during the restricted period specified in Rule 102, unless specifically excepted by or exempted from Rule 102.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 102 of Regulation M to permit the Company to redeem shares of its common stock under its respective Revised Plan while the Company is engaged in a distribution of shares of common stock. In granting this exemption, we considered the following facts, among others:

- shareholders of the Company must have held the shares of common stock in the Company for at least one year to participate in the Revised Plan; however, if a shareholder redeems all of his or her shares, there would be no holding period requirement for shares purchased pursuant to the Company's dividend reinvestment plan;

- there is no trading market for the Company's common stock and the Company will terminate its Revised Plan in the event the Company's shares are listed on a national securities exchange or included for quotation in a national securities market, or that a secondary market for the Company's common stock develops;

- during the Offering, the shares of common stock will be redeemed at a price related to, and at a fixed discount from, the public offering price of the common stock at the time of redemption;

- during the Offering, the number of shares to be redeemed under the Revised Plan will not exceed, at any time during any calendar year, 10% of the Company's outstanding common stock measured as of exactly the same date in the prior calendar year; and

- the terms of the Revised Plan will be fully disclosed in the Company's Prospectus as well as any prospectus used for subsequent offerings. This exemption is subject to the condition that the Company shall terminate its Revised Plan during the distribution of its common stock in the event the Company's shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company's common shares develops.

Based upon your opinion that the Redemption Program does not constitute an issuer tender offer subject to Rule 13e-4, as well as the facts and representations made in correspondence and conversations with the staff, the Division of Corporation Finance, without necessarily concurring with the analysis or conclusions set forth in your letter, will not recommend that the Commission take enforcement action under Rule 13e-4 with respect to repurchases made under the Redemption Program. In issuing this no-action position, the Division of Corporation Finance considered the following facts, among others:

- during any calendar year, redemptions under the Revised Plan will not exceed 10% of the Company's outstanding common stock measured as of exactly the same date in the prior calendar year;

- the terms of the Revised Plan will be fully and timely disclosed to all shareholders in the Prospectus as well as any prospectus used for subsequent offerings and will be fully disclosed on the Company's website;

- shareholders will receive written notice of any change in the redemption price at least 30 days prior to the change, and in the event the Company is conducting a public offering, the Prospectus relating to such offering will be supplemented at such time to disclose the new price;

- during the Offering, the shares of common stock will be redeemed under the Revised Plan at a price related to, and at a discount from, the public offering price of the common stock at the time of redemption and after the offering the repurchase price for shares redeemed will not exceed the then-current offering price (if applicable);

- purchases will be made on a quarterly basis and will be paid in cash at the same per share price within three business days following the purchases;
- the Company will not engage in activities or widespread solicitation for its shares under the Revised Plan;
- shareholders can tender and withdraw tendered shares at any time prior to the end of the quarter;
- the Company will purchase shares on a pro rata basis at the end of each quarter in the event the amount of available proceeds is insufficient to satisfy all of the current repurchase requests;
- to date, all of the Company's redemptions have been conducted in conformity with the terms of the Current Redemption Program as set forth in your June 4, 2004 letter attached to your September 7, 2006 letter;
- there is no trading market for the Company's common stock;
- the Company operates as an open-end investment entity with no pre-established liquidation date, no other established liquidity event and no set timeframe for the listing of its shares on an exchange or for quotation; and
- The Revised Plan will be terminated if the Company's shares are listed on a national securities exchange, included for quotation in a national securities market or if a secondary trading market otherwise develops.

The foregoing exemption and no-action position are based solely on the representations and the facts presented in your letter dated September 7, 2006, as supplemented by telephone conversations with the Commission staff. The relief is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 14(e), Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. The Divisions of Market Regulation and Corporation Finance express no view on any other questions that may be raised by the proposed transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to the proposed transaction.

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A Brigagliano

James A. Brigagliano
Acting Associate Director
Division of Market Regulation

For the Division of Corporation Finance,

Brian V. Breheny
Chief
Office of Mergers & Acquisitions
Division of Corporation Finance

BAKER BOTTS LLP

2001 ROSS AVENUE
DALLAS, TEXAS
75201-2980

TEL +1 214.953.6500
FAX +1 214.953.6503
www.bakerbotts.com

AUSTIN
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

Rule 102(e) of Regulation M
Rule 13e-4 of the Securities and Exchange Act of 1934

Curtis B. Anderson
TEL +1 214.953.6900
FAX +1 214.661.4900
curtis.anderson@bakerbotts.com

September 7, 2006

Office of Trading Practices and Processing
Division of Market Regulation
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549
Attn: James A. Brigagliano

SEP 07 2006

Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549
Attn: Brian V. Breheny
Nicholas P. Panos

Re: Hines Real Estate Investment Trust, Inc./Request for Exemption under Rule 102(e) of Regulation M; Request for Determination under Rule 13e-4

Ladies and Gentlemen:

We are counsel to Hines Real Estate Investment Trust, Inc. (the "Company"). The Company is currently conducting a public offering of up to $2,000,000,000 in common shares at a price of $10.40 per share, and up to $200,000,000 in common shares issued pursuant to the Company's dividend reinvestment plan at a price of $9.88 per share (collectively, the "Offering"). The Offering is a continuous offering and is being conducted on a "best efforts" basis pursuant to a registration statement declared effective by the Securities and Exchange Commission (the "Commission") on June 19, 2006.

The Company has not listed its shares on any securities exchange or the NASDAQ National Market and the Company has no plans to do so in the future. Accordingly, the Company considers itself to be an open-end investment entity with no finite date set for liquidation or a listing of its shares on an exchange or market. This open-end structure is aligned with the Company's overall investment objective of investing in real estate as a long-term investment to pay regular cash dividends. Consequently, and as described more fully below, the Company makes a share redemption program available to its shareholders (the "Current Redemption Plan") as the primary source of liquidity for their investment. By letter dated June 18, 2004 (File No. TP 04-32) (the "Initial SEC Letter"), the Company received:

- an exemption from Rule 102 of Regulation M from the Commission to permit the Company to redeem shares of its common stock under the Current Redemption Plan while it is engaged in a distribution of shares of common stock; and
- a no-action position from the Division of Corporate Finance that it will not recommend that the Commission take enforcement action under Rule 13e-4 with respect to repurchases made under the Current Redemption Plan.

A copy of the Initial SEC Letter is attached to this letter.

On June 16, 2006, the Company completed its initial public offering of common shares (the "Initial Offering"). Like the Offering, the Initial Offering was a continuous, best efforts offering. The Current Redemption Plan provides that for five years after the Initial Offering, the number of shares redeemed by the Company under the plan during any calendar year will not exceed the lesser of (i) the number of Shares that could be redeemed by the net proceeds received under the Company's dividend reinvestment plan (described in the Initial SEC Letter) during the prior calendar year, or (ii) 5% of the number of the Company's outstanding shares of common stock as of the prior calendar year end. Beginning five years after the termination of the Initial Offering (or June 2011), the limitation would change so that the Company could redeem during any calendar year up to 10% of the number of the Company's outstanding shares of common stock as of the prior calendar year end. The Company now proposes to revise the Current Redemption Plan to allow it to redeem during any calendar year up to 10% of the number of the Company's outstanding shares of common stock on December 31 of the prior year (the "10% Limit"). The limit on redemptions contained in the Current Redemption Plan would remain in place for redemptions occurring during 2006. The 10% Limit would apply to redemptions occurring after January 1, 2007.

In connection with the Initial SEC Letter, the Company did not request that the Commission take any position, or grant any relief, under Rule 13e-4 in regard to the Current Redemption Plan at any time during which the number of shares that could be redeemed under the plan could exceed 5% of the number of shares of outstanding common stock of the Company as of the prior calendar year end. At any time the number of shares that could be redeemed under the Current Redemption Plan could exceed the 5% limitation described above, the Company undertook to file a tender offer statement as required by Rule 13e-4 unless the Division of Corporation Finance at that time either (i) agreed to not recommend that the Commission take enforcement action under Rule 13e-4 with respect to repurchases under the plan under such circumstances, or (ii) exempted such repurchases, either unconditionally or on specified terms and conditions, as not constituting a fraudulent, deceptive or manipulative act or practice comprehended with the purpose of Rule 13e-4. The exemption granted from Rule 102 of Regulation M under the Initial SEC Letter allowed the increase to 10% of outstanding shares five years after the termination of the Initial Offering.

On behalf of the Company, we request that the:

- Division of Market Regulation grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M with respect to redemptions by the Company of shares of its common stock under its proposed revised stock redemption plan in accordance with the terms detailed below (the "Revised Plan"), under the authority provided in Rule 102(e) of Regulation M; and

- Division of Corporation Finance grant the Company a no-action position that it will not recommend that the Commission take enforcement action under Rule 13e-4 with respect to repurchases made under the Revised Plan.

The Company

The Company was incorporated in Maryland in August 2003 and currently owns real estate investments. The Company files periodic reports with the Commission as required by Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As mentioned, the Company' Initial Offering was completed on June 16, 2006 and the Company is currently conducting the Offering, which is a continuous public offering currently scheduled to terminate in June 2008. The Company expects to conduct follow-on continuous public offerings thereafter. The Company also has a dividend reinvestment plan to facilitate the reinvestment of dividends by the Company's shareholders. The terms of the Company's dividend reinvestment plan are more fully described in the Initial SEC Letter and the prospectus included in the Company's registration statement filed in connection with the Offering, as the same may be supplemented or amended from time to time (the "Prospectus").

Shares of the Company's common stock are neither listed on any securities exchange or the NASDAQ National Market nor, to the Company's knowledge, the subject of bona fide quotes on any inter dealer quotation system or electronic communications network. The Company currently does not intend to list its shares on any such exchange, market or system. Further, the Company does not expect that its shares will trade on any established market. The Company is not required to list its common shares or liquidate its assets and distribute the proceeds of such liquidation to shareholders at or before any future date. The Current Redemption Plan was created solely to provide shareholders of the Company with an entity through which, after having held shares and been at risk for at least one year, they can liquidate all or a portion of their investment in the Company's common stock, in light of the fact that there is no secondary trading market for the shares and the Company does not anticipate that a secondary trading market will develop.

The Current Redemption Plan currently provides that beginning five years after the termination of the Initial Offering, the limitation on the number of shares that could be redeemed during any calendar year would change to 10% of shares outstanding as of the most recent year end. The Company proposes to revise the Current Redemption Plan to include the 10% Limit for redemptions after January 1, 2007 and provide that if a shareholder redeems all of his or her shares, there would be no holding period requirement for shares purchased pursuant to the Company's dividend reinvestment plan (the "DRP Shares Change"). Other than the limitation on the number of shares that can be redeemed during any calendar year, the other principal terms of the plan will remain unchanged and are described in the Prospectus.

To date, the Company has operated the Current Redemption Plan in accordance with our no action request letter dated June 4, 2004 as well as the corresponding relief granted by the SEC in the Initial SEC Letter. During 2005, the Company redeemed a total of 10,993 shares, which was approximately 0.53% of the number of shares outstanding on December 31, 2004. As of August 14, 2006, the Company had redeemed 151,921 shares, which is approximately 0.66% of shares outstanding on December 31, 2005.

The Company is unique among non-traded REITs as it is an open-end entity, with no pre-established liquidation date, no timeframe for the listing of its shares on an exchange or no other established liquidity event. The Company is not aware of any other non-traded REIT with a similar structure. Unlike other non-traded REITs, without an effective redemption program, shareholders in the Company would generally be required to hold their shares for an indefinite time period. A key characteristic of an investment in the Company's shares is the Company's share redemption program, which the Company expects will serve as the shareholders' sole meaningful source of liquidity absent a currently unforeseen alternative. The Company believes that the current limit is too restrictive for an entity with no established liquidity event and, accordingly, may not allow the redemption program to provide a sufficient ability for investors to liquidate their investments at a time the investor believes is appropriate based on his or her circumstances.

As disclosed in the Company's initial prospectus, the Company has always intended to offer a limit based on 10% of outstanding shares on the terms noted in the Initial SEC Letter. The Company originally felt that it needed five years of growth after its initial offering before implementing a 10% limit. However, the Company now feels that it is appropriate to accelerate this limit for the following reasons:

- Investors need assurances at the time they are considering an investment in an open-end investment entity such as the Company that there is a sufficient means of exiting the investment at the appropriate time should they so choose.
- As discussed below, the limit is diluted during the year in which it applies as long as the Company conducts a continuous public offering during such year. This dilution is most significant in the early years of the Company's existence. Because of this expected significant dilution in early years, and based on the success of the Company's offerings to date and the Company's expectations over the next several years, the Company decided that it does not need the initial five year period after its first offering before increasing the limit.

The Company now believes that there is no business reason to delay implementing the 10% Limit. As the Company has no set liquidation or listing date, the Company believes that it should provide investors with this expectation now when investors are making their investment decision to acquire shares in the Company. The Company believes the Revised Plan is beneficial for its shareholders and is seeking to voluntarily adopt the Revised Plan. The Company's primary business purpose for seeking to adopt the Revised Plan is that it believes potential investors may react favorably to a more meaningful share redemption plan, which could result in increased investments in the Company. Increased investments should allow the Company to acquire a larger and more diversified portfolio of real estate investments.

The Current Redemption Plan may be revised upon approval of such revision by Company's board of directors and providing shareholders with 30 days written notice of the revision. Approval of the Revised Plan would not require any revisions to the Company's Articles of Incorporation or Bylaws, and would not violate the NASAA Statement of Policy Regarding Real Estate Investment Trusts or applicable state law.

The Company's sponsor is a real estate acquisition and development firm which has historically raised capital from institutional investors. The Company's sponsor has also sponsored open-end, non-public funds for U.S. and foreign pension plans and other institutional investors as a long-term investment. The redemption rights enjoyed by partners in these funds are typically limited by an annual 10% limitation similar to the 10% Limit, which limit the Company's sponsor believes is market for institutional and other sophisticated investors investing in a private, institutional open-end, illiquid investment entity. The Company would like to offer individual investors investing in the Company redemption rights similar to those enjoyed by institutional investors in similar investment entities.

Additionally, the Company believes that fulfilling redemptions under the redemption program should not result in a negative financial impact on the Company and the shareholders who are not seeking redemptions. In this regard, the Company believes that 10% is an appropriate limit and, as mentioned above, the Company also believes that the institutional investor market has confirmed that the 10% Limit is appropriate for balancing the interests of both redeeming investors and non-redeeming investors.

This is especially true during the first several years of the Company's existence. The Company expects to continuously raise capital through public offerings. Therefore, in early years, the limit should be "diluted" significantly during the following year as a result of continuous fund raising. For example, 10% of the Company's outstanding shares on December 31, 2005 represented approximately 2,300,000 shares. As of July 31, 2006, 2,300,000 shares represented approximately only 4.2% of outstanding shares and this percentage will continue to decrease throughout the remainder of 2006 as the Company expects to be conducting an offering during the entire period. Because the Company expects to be conducting a continuous public offering for the foreseeable future, and because the limit is set at the beginning of the year, the limit on the number of Shares that could be redeemed at the end of any particular quarter should be lower than 10% of the number of Shares outstanding as of the date of redemption, as shown above. Over time, the dilution of the limit as a percentage of outstanding shares when redemptions actually occur would likely be less pronounced, but still exist as long as the Company is conducting continuous public offerings.

The Company is aware that for more established non-traded REITs, a form of secondary market has developed. These markets are very small and inefficient. Additionally, "mini-tender offers" by third parties are also made available to shareholders in non-traded REITs. These markets and offers have to date generally resulted in purchase prices that are typically at a substantial discount to prices offered in redemption programs made available by such companies. The Company believes this is further evidence that sufficient liquidity options may not always exist for such shareholders and shareholders often suffer financially as a result. The Company also notes that commentators have highlighted the lack of liquidity as a primary disadvantage of investing in non-traded REITs. Commentators note this disadvantage even though these non-traded REITs are closed-end entities (with set liquidity dates) and offer redemption programs, which to the Company's knowledge are all currently subject to the limitations on redemptions similar to those contained in the Current Redemption Program. The Company views this criticism by commentators as an affirmation of its belief that many consider current redemption programs as being potentially inadequate to provide a liquidity option, especially for an entity which is an open-end entity.

Discussion

Regulation M

Rule 102(a) of Regulation M, which is intended to preclude manipulative conduct by those with an interest in the outcome of a distribution, prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase, a security that is the subject of a then-current distribution. Rule 102(e) of Regulation M authorizes the Commission to exempt from the provisions of Rule 102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions.

The Company respectfully requests that the Division of Market Regulation grant to the Company an exemption under Rule 102(e) to permit it to effect redemptions under the Revised Plan. In the Initial SEC Letter, the exemption for the Current Redemption Plan allowed for the proposed change on a calendar year basis to the Revised Plan five years after the termination of the Initial Offering. The Company believes that accelerating the implementation of this limit does not impact the analysis supporting the exemption granted in the Initial SEC Letter. Other than the DRP Shares Change, the other principal terms of the plan will remain unchanged and are described in the Prospectus.

In particular, we note that the Revised Plan will be identical to the Current Redemption Plan in that:

- Shareholders of the Company must have held the shares of common stock to be redeemed for a least one year prior to participating in the Revised Plan, except as contemplated by the DRP Shares Change.[1]

[1] We note that the Division of Market Regulation has granted relief similar to that requested by this letter for share redemption plans containing terms identical to the DRP Share Change. Please see Wells Real Estate Investment

- There is no trading market for the Company's common stock.

- The Revised Plan will be terminated in the event the Company's shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company's common shares develops.

- During the Offering, the shares of common stock will be redeemed under the Revised Plan at a price related to, and at a fixed discount from, the public offering price of the common stock at the time of redemption.

- The terms of the Revised Plan will be fully disclosed in a supplement to the Prospectus.

Redemptions will not be solicited by the Company and will not be made with the purpose of trading in, and should not have the effect of manipulating or raising the offering price of, the Company's common stock. Although shareholders of the Company are made aware of the availability of the redemption plan at the time they purchase their shares, by means of a description in the Prospectus, and will be informed in writing of any changes to the plan, the Company will not affirmatively solicit participation by its shareholders in the Revised Plan. To the contrary, the Company expects that it will generally prefer that shareholders not participate in the Revised Plan to allow the Company to use available cash for other purposes. Shareholders desiring to present all or a portion of their shares for redemption will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating redemptions under the Revised Plan will be ministerial and will merely facilitate the shareholders' exit from their investment with the Company.

As with the Current Redemption Plan, allowing the Company to effect redemptions under the Revised Plan during an offering should not increase the potential for manipulation of the Company's stock price because the redemption price under the Revised Plan will be fixed as determined by the board of directors of the Company. Shares redeemed by the Company will become authorized but unissued shares and will not be resold to the public unless they are first registered with the Commission under the Securities Act of 1933 and under appropriate state securities laws or otherwise sold in compliance with such laws. The Revised Plan will be terminated in the event the Company's shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company's common shares develops.

For the foregoing reasons, the Company believes that, as with the Current Redemption Plan, there is a very low (if any) risk that the market will be manipulated, conditioned or stimulated by redemptions under its Revised Plan. Therefore, we respectfully request that the Division of Market Regulation, pursuant to the authority delegated to it by the Commission and under the authority provided in Rule 102(e), grant the Company an exemption from the

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Trust II, Inc. (December 9, 2003); Paladin Realty Income Properties, Inc. (October 14, 2004); and Behringer Harvard REIT et. al (October 26, 2004).

prohibitions of Rule 102(a) of Regulation M for redemptions under the Revised Plan, as proposed, during the course of an offering. The Company believes that the relief it requests in this letter is consistent with the relief granted by the Division of Market Regulation in the Initial SEC Letter, as well as the letters previously noted in the Initial SEC Letter.[2]

Rule 13e-4 – Issuer Tender Offer Definition

Pursuant to Rule 13e-4 under the Exchange Act, an issuer with equity securities registered under Section 12 of the Exchange Act or that is required to file periodic reports with the Commission pursuant to Section 15(d) is required, in connection with any tender offer for its own equity securities, to make certain disclosures and comply with other procedures with respect to such offers. The provisions of Rule 13e-4 are intended to prevent fraudulent, deceptive or manipulative acts in connection with issuer tender offers.

The Company believes that redemptions under the Revised Plan do not constitute issuer tender offers within the meaning of Rule 13e-4. In *SEC v. Carter Hawley Hale Stores, Inc.*, 760 F.2nd 945, 950 (9th Cir. 1985), the court applied an eight-prong test asserted by the Commission when determining whether purchases of shares constituted a "tender offer" for purposes of Rule 13e-4.[3] Set forth below is an application of this test to the Revised Plan.

(i) *Active and widespread solicitation of public shareholders for the shares of an issuer*: The Revised Plan will be described in the Prospectus and any communications to shareholders identifying changes to the plan. However, the Company will not engage in an active and widespread solicitation for its shares. Rather, the Company believes that this disclosure is required by the Securities Act of 1933 and is provided to make shareholders aware of the plan's existence. The Company will not make any other significant public communications about the Revised Plan except as contained in or related to the Prospectus (or a future prospectus), offering materials used in connection with the Offering or a future offering, required communications in reports filed under the Exchange Act and communications required by the plan itself. Publicity of a repurchase program alone does not result in active and widespread solicitation.[4] Importantly, because of the one-year holding period requirement, public statements made in connection with a shareholder's initial investment should not be considered a

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[2] In addition to the letters referenced in the Initial SEC Letter, we note the following letters recently issued by the Division of Market Regulation that are also consistent with the relief requested: Orange Hospitality, Inc. (September 9, 2004); Paladin Realty Income Properties, Inc. (October 14, 2004); and Behringer Harvard REIT et. al (October 26, 2004). See the letters identified in footnote 1 of this letter where the Division of Market Regulation granted relief consistent with the relief requested by this letter for share redemption plans containing the DRP Shares Change.

[3] These factors are generally attributable to *Wellman v. Dickinson*, 475 F.Supp. 1248 (C.D.Cal. 1984). Only the first seven factors were discussed in Wellman; however, the eighth factor was mentioned.

[4] See, for example, *Carter Hawley*, 760 F.2d at 950 where the court held that "publicity surrounding [the issuer's] repurchase program" did not "result in a solicitation" where the "only public announcements by [the issuer] were those mandated by the SEC or Exchange rules." As the Company's publicity of its redemption plan relates to materials reviewed by the Commission and used in connection with public offerings, we believe this position likewise applies to the Revised Plan.

"solicitation" as the shareholder cannot participate in Revised Plan for one year after receiving the materials (except as contemplated by the DRP Shares Change). Thereafter, shareholders desiring to present all or a portion of their shares for redemption will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating redemptions under the Revised Plan will be ministerial and will merely facilitate the shareholder's full or partial exit from its investment in the Company.

(ii) *The solicitation is made for a substantial percentage of the issuer's stock.* The *Carter Hawley* case noted that this factor is often addressed by the first (focusing on whether a "solicitation" occurs) and the eighth (the amount of shares accumulated and whether the accumulation was "rapid") factors. As noted in our discussion of these two factors, we believe both factors clearly tip the balance toward repurchases under the Revised Plan not being characterized as an issuer tender offer. Other than the "five per centum" threshold contained in Section 14(d)(1) of the Exchange Act, we are not aware of any authority defining what constitutes a "substantial percentage" of an issuer's stock. The Company intends to continuously raise capital through continuous public offerings and invest the net proceeds therefrom in real estate assets. As noted above, because the 10% Limit for any particular year is established on January 1 of the applicable year and the Company expects to be raising capital during the year as it fulfills requests for redemptions, the Company believes that it is likely that the 10% Limit will be diluted if measured against outstanding shares as of each quarterly redemption date. We note that one court has held that a one-time repurchase of 9.9% outstanding shares was not a substantial percentage of the issuer's stock because it was acquired from a "very small percentage" of stockholders.[5] Other courts have held that, although a substantial percentage of outstanding shares were purchased (as high as 57% of outstanding shares in one case) the solicitations were not deemed to be tender offers based on the other factors.[6] The Company does not believe that the 10% Limit for any particular calendar year, which the Company expects will be diluted to some extent by new issuances during the year, would constitute a substantial percentage of its stock over such period. However, even if it was determined that the 10% Limit did constitute a substantial percentage for any particular year, authority clearly exists for deeming the Revised Plan to not be a tender offer based on the findings of courts involving substantially higher percentages, as well as the *Carter Hawley* focus on the first and eighth factors when analyzing the second factor.

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[5] *Pin v. Texaco*, 793 F.2d 1448, 1454 (5th Cir. 1986).

[6] In *Carter Hawley*, the repurchase plan resulted in the acquisition of over 50% of outstanding shares and yet the plan did not constitute a tender offer under Rule 13e-4. See also *Astronics Corporation v. Protective Closures Co., Inc.*, 561 F. Supp. 329, 335-336 (W.D.N.Y. 1983) (involving the solicitation of 57% of outstanding shares); *Franscan Ltd., v. Edper Equities Ltd.*, 477 F. Supp. 773, 792 (S.D.N.Y. 1979) (involving the solicitation of 45% of outstanding shares); and *Stromfeld v. Great Atlantic & Pacific Tea Company, Inc.*, 484 F.Supp. 1264 (S.D.N.Y) (involving 42% of outstanding shares). In these cases, the applicable court noted that the substantial percentage test was met but that this factor was not determinative. In each case, other factors weighed (and ultimately tipped the balance) against tender offer characterization.

(iii) *That the offer to purchase is made at a premium over the prevailing market price.* No premium will be paid by the Company for the shares redeemed over the prevailing market price. Further, the shares will always be redeemed at a discount from the Company's then-current offering price (if applicable). There is no established regular trading market for the Company's common stock. The Revised Plan will be terminated in the event the Company's shares are listed on a national securities exchange or included for quotation in a national securities market.

(iv) *The terms of the offer are firm, rather than negotiable.* The terms of the Revised Plan are firm.

(v) *The offer is contingent on the tender of a fixed number of shares.* The Revised Plan is not contingent on the tender of a fixed number of shares.

(vi) *The offer is open only for a limited period of time.* The Revised Plan is open for an indefinite period, subject to limitations required by the 10% Limit. The risk of manipulation and pressure to sell associated with tender offers subject to limited time frames are not present in the Revised Plan.

(vii) *The offeree is subjected to pressure to sell.* As noted above, the Company will not encourage, invite, solicit or in any way pressure shareholders to participate in the Revised Plan. The role of the Company in effectuating redemptions under the Revised Plan will be purely ministerial. The Company acknowledges that some features of the Revised Plan may to a limited extent encourage or pressure a shareholder to tender shares at a particular time. Shareholders must tender shares prior to the end of a calendar quarter in order for the tender to be made for such quarter. Additionally, the 10% Limit could be deemed to pressure shareholders to tender shares early in a year as once the 10% Limit is met redemption requests may be reduced (for requests received in the quarter during which the 10% Limit is met) or prohibited (for requests received in any quarter after the 10% Limit has been met). We do not believe that these pressures are the types of pressures placed on offerees in a tender offer as contemplated by this test or for which the Williams Act was intended to address. As noted, the features of the Revised Plan are first disclosed to shareholders when they make their initial decision to invest in the Company, rather than at the time of their decision to participate in the redemption plan. The one-year holding period that follows the introduction of the redemption plan to shareholders likewise alleviates the dangers associated with the "pressures to sell" for which the Williams Act is intended to address. As such, shareholders are therefore not presented with a "new" investment decision at the time they become eligible to redeem their shares under the plan. Additionally, the pressures inherent in the plan noted above exist regardless of whether the limit on redemptions is set at 5% or 10% of shares outstanding as of the prior year-end. In fact, by increasing the chances that the redemption offer will not be fully subscribed, an increase of the limit to the 10% Limit actually *decreases* these pressures.

(viii) *A public announcement of an acquisition program prior to the accumulation of stock by a purchaser, followed by rapid accumulation of a large amount of securities.* The Company will describe the Revised Plan in the Prospectus and related offering materials, in registration statements and offering materials for future offerings (if any), and when required in filings made pursuant to the Exchange Act. The Company will provide written notice to its shareholders, as required by the Revised Plan, describing any change to or termination of the plan. The Company will not affirmatively solicit or encourage participation in the Revised Plan. A shareholder cannot act upon its initial receipt of these public statements as a result of the one-year holding period requirement. Likewise, the one-year holding period prevented a "rapid accumulation" of any amount of the Company's securities by the Company after the Company's initial public announcement of the program.[7] This requirement removes any opportunity for a public announcement "followed by rapid accumulation." To the contrary, the Revised Plan provides for slow, mechanical redemptions. The Company believes that the Revised Plan is not characteristic of a publicly-announced acquisition program which is followed by a rapid accumulation of a large amount of shares.

The Company believes that the only factor of this eight-factor test that suggests the Revised Plan should be considered to be an issuer tender offer is factor (iv), the fact that the terms of the plan are firm. The *Wellman* court rejected a repurchase program where only "two of the eight indicia" were present[8] and another court rejected purchases where only three of the factors were arguably present.[9] Consequently, the Company believes that redemptions made in accordance with the Revised Plan are not "issuer tender offers" subject to Rule 13e-4.

We also note that some courts have rejected a rigid application of the eight-pronged *Wellman* test and have, instead, applied a "totality of circumstances" test.[10] This test looks to all circumstances surrounding the transaction to determine whether the chief objectives of the tender offer regulations and rules are being met, specifically: to remove the element of secrecy and undue pressure associated with such transactions, and to provide shareholders with adequate information to make an informed investment decision in connection therewith.[11] As discussed at length above and below, none of the three objectives will be adversely impacted by the operation of the Revised Plan outside of the specific requirements of Rule 13e-4.

For example, in *Hanson Trust PLC v. SCM Corporation*, the court did not apply the *Wellman* test and was guided by the "statutory purpose" of the Williams Act. This purpose was whether when "viewing the transaction in the light of the totality of circumstances, there appears to be a likelihood that unless the pre-acquisition filing strictures of [Section 14(d)] are followed

---

[7] For comparison, *Carter Hawley* involved an issuer repurchase of 50% of its outstanding shares over a period of seven trading days. Yet the repurchase was still found to not constitute an issuer tender offer.

[8] *Wellman*, 587 F.Supp. at 1255.

[9] *Stromfeld*, 484 F.Supp. at 1273.

[10] See *Hanson Trust PLC v. SCM Corp.*, 774 F.2d 47 (2d. Cir. 1985). See also *Pin*, 793 F.2d at 1454-55 where this test is applied to an issuer tender offer case.

[11] For example, see *Wellman*, 475 F.Supp at 821-23; *Pin* 793 F.Supp. at 1454; and *Hanson Trust*, 774 F.2d at 54-56.

there will be a *substantial risk* that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them."[12] The court found the totality of circumstances surrounding the transactions did not require the pre-filing and waiting period requirements contained in the Williams Act to avoid "a substantial risk of *ill-considered* sales of SCM stock by *ill-informed* shareholders."[13]

As the Company has not set a date before which it will liquidate or list its shares, the Company expects that its redemption plan be the only viable option available if a shareholder desires to sell its shares. Therefore, decisions to participate in the redemption plan can not be viewed as "ill-considered" sales. The Prospectus clearly discloses to potential investors that an investment in the Company is an illiquid investment and, essentially, that the investor should assume that the Company's redemption plan may be its only liquidity option. Likewise, shareholders participating in the Revised Plan should clearly not be viewed as "ill-informed" regarding the features of the plan. The terms of the plan are disclosed in detail in the Prospectus which each investor must receive before becoming a shareholder in the Company, and the Company will make the terms of the Revised Plan available to shareholders on its website. Because the Company expects, and discloses, that the redemption plan may be the only viable option shareholders will enjoy to exit the investment, the Company expects that an investor's consideration of the redemption plan should likely be material to an investment decision. As explained in detail above, when a shareholder makes a decision to participate in the redemption plan, the features of the plan and its operation do not result in the risks the protections the Williams Act are intended to protect against.

Therefore, we believe that the protections afforded shareholders by the Williams Act are not needed for shareholders to participate in the Revised Plan. We do not believe a "substantial risk of ill-considered sales" made "by ill-informed shareholders" will exist for redemptions under the Revised Plan if the Williams Act procedural protections are not implemented. As shareholders are provided full disclosure of the program before they invest, they should assume when acquiring their shares that participation in the Company's redemption plan will be their only viable option if they ever want to sell their shares, and that they will be required to wait for one year to do so, we believe that under the *Hanson Trust* test, shareholders of the Company are not the "particular class of persons [that] need the protection of" the Williams Act.[14] Finally, in *Carter Hawley*, the court specifically mentioned "full disclosure; time in which to make investment decisions; withdrawal rights; and requirements for pro rata [purchases of oversubscribed] shares" when referring to the substantive and procedural protections provided by Rule 13e-4.[15] We note that these protections are already inherent in the Revised Plan even if Rule 13e-4 is not applied to the plan.

---

[12] *Hanson Trust*, 774 F.2d at 57 (emphasis added).

[13] *Id.* at 58 (emphasis added). Specifically, the court noted that the sellers were well aware of essential facts about the transaction, a significant amount of sellers were not involved, the sellers were not pressured to sell, there was no widespread or active solicitation, the price was not at a premium from the current market price, purchases were not contingent on the buyer acquiring a fixed number or percentage of shares and a general time limit existed.

[14] *Id.* At 57.

[15] *Carter Hawley*, 760 F.2d at 949.

Rule 13e-4 – No Action Request

Therefore, we respectfully request that the Division of Corporation Finance confirm that it will not recommend that the Commission take enforcement action under Rule 13e-4 with respect to repurchases under the Revised Plan. Other than revising the limit on the number of shares that may be redeemed under the plan as noted above and the impact of the DRP Shares Change on the one-year holding period,[16] the Revised Plan is otherwise substantially identical to the Current Redemption Plan for which the Division of Corporate Finance granted a no-action position in the Initial SEC Letter.[17] We have found no authority that the increase in the number of shares that can be redeemed under the plan to the 10% Limit significantly impacts the analysis included in the Initial SEC Letter or is otherwise inconsistent with the analysis therein. Factors we believe that address these objectives and support this request include:

- All material information relating to the plan will be fully and timely disclosed to all shareholders. The terms of the Revised Plan will be fully disclosed in the Prospectus as well as any prospectus used for subsequent offerings. The terms of the Revised Plan will always be available to the Company's shareholders on the Company's website.

- The Company will not "solicit" redemptions under the Revised Plan. Shareholders desiring to present all or a portion of their shares for redemption will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating redemptions under the Revised Plan will be ministerial.

- The Company will provide written notice to all shareholders at least 30 days prior to any termination or suspension of, or amendment to, the Revised Plan.

- During the Offering, the shares of common stock will be redeemed under the Revised Plan at a price related to, and at a fixed discount from, the public offering price of the common stock at the time of redemption. After the termination of the Offering, at all times during which the Company is conducting a follow-on public offering, the repurchase price for shares redeemed will not exceed the offering price used in such offering.

16 We note that the Division of Corporate Finance has granted relief similar to that requested by this letter for share redemption plans containing terms identical to the DRP Share Change. Please see Wells Real Estate Investment Trust II, Inc. (December 9, 2003); Paladin Realty Income Properties, Inc. (October 14, 2004); and Behringer Harvard REIT et. al (October 26, 2004).

17 In addition to the letters referenced in the Initial SEC Letter in support of the Company's initial request, we note the following letters recently issued by the Division of Corporation Finance that are also consistent with the relief requested: Orange Hospitality, Inc. (September 9, 2004); Paladin Realty Income Properties, Inc. (October 14, 2004); and Behringer Harvard REIT et. al (October 26, 2004). We acknowledge that none of the letters referenced in the Initial SEC Letter, or listed above, provide support for increase of shares that can be redeemed under the plan to an amount equal to 10% of the number of the Company's shares outstanding as of the prior year-end. However, we do not believe that this factor alone makes the Company's request inconsistent with the prior positions taken by the Commission.

- The Revised Plan will be terminated in the event the Company's shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company's common shares develops.

- Purchases will be made on a quarterly basis and will be paid in cash and at the same per share price. The Company will purchase shares promptly, within three business days after the Company delivers a commitment to acquire shares subject to a redemption request. Shareholders will receive written notice of any change in the redemption price at least 30 days prior to the change and in the event the Company is conducting a public offering, the prospectus relating to such offering will be supplemented at such time to disclose the new price.

- The Revised Plan will remain open indefinitely, subject to limitations required by the 10% Limit.

- Shareholders may tender their shares at any time during the quarter, subject to limitations required by the 10% Limit.

- Shareholders may withdraw tendered shares at any time during the quarter.

- During any year, the number of shares redeemed under the Revised Plan will never exceed 10% of the number of outstanding shares on December 31 of the prior year.

- The Company will purchase shares on a pro rata basis at the end of each quarter in the event the 10% Limit is reached during such quarter or if the amount of available capital resources are insufficient to satisfy all of the current redemption requests.

- There is no established regular trading market for the Company's common stock.

- The Revised Plan is open to all shareholders who have held shares for one year prior to being redeemed (including shares acquired under the Company's dividend reinvestment plan as contemplated by the DRP Shares Change).

The Company believes the Revised Plan as proposed would not result in the potential for the abuses Rule 13e-4 was intended to prevent and should not be subject to Rule 13e-4. Rather, the Company believes that only shareholders will be harmed, and no investors will benefit, by the Revised Plan not being implemented. The Company believes that the risks and evils intended to be addressed by Rule 13e-4 do not exist as shareholders enjoy full disclosure of the terms of the plan and there is minimal risk of the pressures and opportunity for manipulative conduct intended to be eliminated or ameliorated by Rule 13e-4.

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at (214) 953-6900.

Respectfully submitted,

Curtis B. Anderson
Baker Botts L.L.P.
2001 Ross Avenue
Dallas, Texas 75201-2980

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2004

Curtis B. Anderson
Baker Botts L.L.P.
2001 Ross Avenue
Dallas, Texas 75201-2980

Re: Hines Real Estate Investment Trust, Inc.
File No. TP 04-32

Dear Mr. Anderson:

In your letter dated June 4, 2004, as supplemented by conversations with the staff, you request an exemption from Rule 102 of Regulation M and an exemption from or, alternatively, a no-action position under, Rule 13e-4 under the Exchange Act to permit Hines Real Estate Investment Trust, Inc. (the "Company") to redeem shares of its common stock under the Company's respective Redemption Plan while the Company is engaged in a distribution of shares of common stock. We have attached a copy of your letter to this response to avoid reciting the facts. Unless otherwise noted, each defined term in this letter has the same meaning as in your letter.

As a consequence of the continuous offerings of the Company's shares of common stock, the Company will be engaged in a distribution of shares of its common stock pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of shares of its common stock or any reference security by the Company or any affiliated purchaser of the Company are prohibited during the restricted period specified in Rule 102, unless specifically excepted by or exempted from Rule 102. Furthermore, in connection with the Company's periodic redemptions of shares of its common stock pursuant to its respective Redemption Plan, the Company may be engaged in an issuer tender offer for purposes of Rule 13e-4 under the Exchange Act.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 102 of Regulation M to permit the Company to redeem shares of its common stock under its respective Redemption Plan while the Company is engaged in a distribution of shares of common stock. In granting this exemption, we considered the following facts, among others: (i) shareholders of the Company must have held the shares of common stock in the Company for at least one year to participate in the Redemption Plan; (ii) there is no trading market for the Company's common stock and the Company will terminate its Redemption Plan in the event a secondary market for its common stock develops; (iii) during the Offering, the shares of common stock will be redeemed at a price related to, and at a fixed discount from, the public offering price of the common stock at the time of redemption; (iv) during the Offering and for five years thereafter, the number of shares to be redeemed under the Redemption Plan will not exceed, at any time during a year, 5% of the number of shares outstanding of the Company and, beginning five years after the termination of the Offering, the number of shares to be redeemed under the Redemption Plan will not exceed, at any time during a year, 10% of the number of shares outstanding of the Company; and (v) the terms of the Redemption Plan will be fully disclosed in the Company's prospectus included in the Company's registration statement. This exemption is subject to the condition that the Company shall terminate its Redemption Plan during the distribution of its common stock if a secondary market for its common stock develops.

In addition, based on your opinion that the Redemption Plan does not constitute an issuer tender offer subject to Rule 13e-4, the facts and representations made in your correspondence and in conversations with the staff, the Division of Corporation Finance, without necessarily concurring with the analysis and conclusions set forth in your letter, will not recommend that the Commission take enforcement action under Rule 13e-4 with respect to repurchases made under the Repurchase Plan. In issuing this no-action position, the Division of Corporation Finance considered the following facts, among others:

- that in any consecutive 12-month period the number of shares repurchased by the Company under its Redemption Plan will not exceed 5% of the number of shares of outstanding common stock of the Company as of the beginning of such 12-month period;
- the repurchase price will be based on the price at which the shares of common stock were initially sold by the Company or the fixed offering price in the Company's dividend reinvestment plan, as the case may be, though at no time will the repurchase price exceed the current public offering price;
- purchases will be made on a quarterly basis;
- shareholders can tender shares for repurchase at any time during the quarter;
- shareholders can withdraw tendered shares at any time prior to the end of the quarter;
- the Company will purchase shares on a pro rata basis at the end of each quarter in the event the amount of available proceeds is insufficient to satisfy all of the current repurchase requests;
- the Company will provide thirty days advance notice prior to amending or suspending the Redemption Plan;
- the terms of the Redemption plan will be fully disclosed in the Company's prospectus; and
- there is no trading market for the Company's common stock.

The foregoing exemption from Rule 102 and no-action position taken under Rule 13e-4 are based solely on your representations and the facts presented to the staff, and are strictly limited to the application of Rule 102 and Rule 13e-4 to the Redemption Plan as described above. The

Redemption Plan should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Company. The Division of Market Regulation and Division of Corporation Finance express no view with respect to any other question that the Redemption Plan may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of other federal or state laws to, the Redemption Plan.

For the Commission, by the
Division of Corporation Finance,
pursuant to delegated authority,

Brian V. Breheny
Chief
Office of Mergers & Acquisitions
Division of Corporation Finance

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Assistant Director
Office of Trading Practices and Processing
Division of Market Regulation

Attachment

BAKER BOTTS LLP

2001 ROSS AVENUE
DALLAS, TEXAS
75201-2980
214.953.6500
FAX 214.953.6503

AUSTIN
BAKU
DALLAS
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

Rule 102(e) of Regulation M
Rule 13e-4 of the Securities and Exchange Act of 1934

June 4, 2004

Office of Trading Practices and Processing
Division of Market Regulation
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549

Re: Hines Real Estate Investment Trust, Inc./Request for Exemption under Rule 102(e) of Regulation M; Request for Determination or Exemption under Rule 13e-4

Ladies and Gentlemen:

We are counsel to Hines Real Estate Investment Trust, Inc. (the "Company"). The Company is a Maryland corporation which intends to operate, for federal income tax purposes, as a real estate investment trust. On behalf of the Company, we request that the Division of Market Regulation, pursuant to the authority delegated to it by the Securities and Exchange Commission (the "Commission"), grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M promulgated under, among other provisions, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to redemptions by the Company of shares of its common stock under its proposed stock redemption plan in accordance with the terms detailed below, under the authority provided in Rule 102(e) of Regulation M. We also request that the Division of Corporation Finance concur in the Company's opinion that redemptions under its proposed stock redemption plan do not constitute an issuer tender offer within the meaning of Rule 13e-4 promulgated under the Exchange Act during the period of the plan when aggregate annual redemptions are limited to no more than 5% of outstanding shares as described below, or, in the alternative, that the Division of Corporation Finance, under the authority provided in Rule 13e-4(h)(9), exempt such redemptions, either unconditionally or on specified terms and conditions, as not constituting a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of Rule 13e-4.

The Company

The Company was incorporated in Maryland in August 2003, and was formed primarily to invest in office properties located throughout the United States. The Company currently does not own any properties, but it will use the first $25,000,000 it raises in its public offering, as well as the $10,000,000 Hines Real Estate Holdings Limited Partnership will contribute to Hines REIT Properties, L.P., the operating partnership of the Company (the "Operating Partnership"), to acquire an interest in a limited partnership, which currently owns interests in six office buildings. Other than this initial investment, the Company has not identified any real estate assets it may acquire.

The Company issued 1,000 shares of its common stock to Hines REIT Investor, L.P., an affiliate of the Company's advisor, Hines Advisors Limited Partnership, for $10,000. HALP Associates Limited Partnership, an affiliate of the Company's advisor, also contributed $200,000 to the Operating Partnership in connection with the Company's formation. The Company filed an amended registration statement under the Securities Act of 1933, as amended (the "Securities Act") with the Commission (Registration No. 333-108780) on December 23, 2003, March 2, 2004 and April 9, 2004. Pursuant to this registration statement, the Company intends to offer up to 200,000,000 common shares in an initial public offering, at an offer price of $10.00 per share, and 20,000,000 shares pursuant to the Company's dividend reinvestment plan described below (collectively, the "Offering"). The Company's registration statement has not yet been declared effective by the Commission and, therefore, the Company has not commenced the Offering. We have provided a copy of this registration statement with this letter.

Shares of the Company's common stock will not be listed on any securities exchange or the NASDAQ National Market, nor will such shares be the subject of *bona fide* quotes on any inter-dealer quotation system or electronic communications network. The Company will file all reports required by Section 13(a) or 15(d) of the Exchange Act. The Company is not currently subject to the reporting requirements of the Exchange Act; however, as soon as the Company's registration statement is declared effective, the Company will be required to do so under the Exchange Act.

Currently there exists no regular secondary trading market for the Shares, and it is anticipated that no such market will develop during or after the Offering, unless and until the Company determines to list the Shares on a securities exchange or on the NASDAQ National Market. Although the Company may, but does not currently intend to, list the Shares or liquidate its assets and distribute the proceeds of such liquidation to shareholders at some future date, the Company is not required to do either at any time. To provide shareholders with some liquidity for Shares they own, the Company intends to adopt the redemption plan described below. A dividend reinvestment plan also has been adopted for use by the Company to facilitate the reinvestment of dividends by the Company's shareholders. The terms of the Company's dividend reinvestment plan are more fully described in the Company's registration statement, a copy of which is provided with this letter.

Reinvestment and Redemption Plans

Reinvestment Plan

The Company has adopted a dividend reinvestment plan (the "Reinvestment Plan") pursuant to which shareholders may elect to have cash dividends attributable to shares of common stock owned by the participating shareholders reinvested in additional shares of the Company's common stock. The Company anticipates that, generally, cash dividends will be paid to shareholders on a quarterly basis.

All dividends are reinvested on behalf of participating shareholders in shares of common stock on the date that the dividends are paid. Any dividends not so invested will be returned to the participating shareholders. During the Offering, shareholders will be allowed to purchase additional shares of common stock from the Company pursuant to the Reinvestment Plan at a 5% discount from the public offering price (which will be $10.00 per share), which equals a purchase price of $9.50 per share. After the Offering and until the common stock of the Company is listed, if ever, the per share price of the common stock of the Company under the Reinvestment Plan will be determined by the board of directors of the Company based on the consideration of numerous factors, including the offering price then used if the Company is conducting a subsequent offering of stock. Upon listing, if listing ever were to occur, the price of shares of common stock to be acquired by any participant in the Reinvestment Plan will be the then-current market price on the national securities exchange or the over-the-counter market on which the common stock is listed or traded on the purchase date.

Shares purchased under the Reinvestment Plan are allocated among the Company's participating shareholders based on each participating shareholder's portion of the aggregate dividends received on behalf of participating shareholders. Any uninvested dividends are returned in cash to participants. Currently, under the Reinvestment Plan, participants may not make voluntary contributions to purchase shares of common stock in excess of the number of shares that can be purchased with their respective cash dividends; however, the board of directors of the Company may amend the terms of the Reinvestment Plan in the future to permit such voluntary contributions. The Company will be responsible for paying any administrative charges incurred in connection with its Reinvestment Plan.

Redemption Plan

There is currently no public secondary market for the common stock of the Company, and the Company believes that there will be no secondary market for the common stock of the Company during or after the Offering, unless and until the Company decides to list the Shares on a national exchange or national market. The Company is not at any time required to list the Shares on a national exchange or national market or liquidate its assets and distribute the proceeds of such liquidation to shareholders. Therefore, in order to provide some liquidity to its shareholders, the Company intends to adopt a share redemption plan (the "Redemption Plan").

Pursuant to the terms of the Redemption Plan, a shareholder who has held Shares for more than one year may, with appropriate notice, present all or a portion of such shareholder's Shares to the Company for redemption. In the limited event of a redemption request received after the death or disability (as such term is defined in the Internal Revenue Code) of a shareholder, the Company may waive the one-year holding period as well as the annual limitation discussed below.

The Redemption Plan would permit the Company to redeem shares while it is engaged in a registered public offering or otherwise. When required, such redemptions will be effected through a reinvestment agent that will be a registered broker-dealer. The Company may, at its option, redeem the shares of common stock presented for cash to the extent it has sufficient cash flow to do so. The Company may, but is not required to, use available cash flow not otherwise dedicated to a particular use to meet these redemption needs, including cash proceeds generated from the Reinvestment Plan, new offerings, operating cash flow not intended for dividends, borrowings and capital transactions such as asset sales or refinancings. During the Offering and for five years thereafter, at no time during any year would the number of shares redeemed by the Company under the Redemption Plan exceed the lesser of (i) the number of Shares that could be redeemed by the net proceeds received under the Company's Reinvestment Plan during the applicable calendar year, or (ii) 5% of the number of shares of outstanding common stock of the Company at prior calendar year end. Beginning five years after the termination of the Offering, the Company may annually redeem up to 10% of the shares outstanding as of the prior calendar year end. Participants may also withdraw their request for redemption at any time prior to redemption. The terms of the redemption plan are fully disclosed in the prospectus included in the Company's registration statement.

The Company is not requesting that the Commission take any position, or grant any relief, under Rule 13e-4 in regard to the Redemption Plan at any time during which the number of shares that can be redeemed under the plan could exceed 5% of the number of shares of outstanding common stock of the Company at the prior calendar year end. At any time the number of shares that could be redeemed under the Redemption Plan could exceed the 5% limitation described above, the Company will file a tender offer statement as required by Rule 13e-4 unless the Division of Corporation Finance at that time either (i) agrees to not recommend that the Commission take enforcement action under Rule 13e-4 with respect to repurchases under the plan under such circumstances, or (ii) exempts such repurchases, either unconditionally or on specified terms and conditions, as not constituting a fraudulent, deceptive or manipulative act or practice comprehended with the purpose of Rule 13e-4.

The Company will redeem its common stock promptly after the end of each calendar quarter as set forth below, provided that the requisite written notice of redemption from shareholders is received. All requests for redemption must be received by the Company prior to the end of the applicable quarter or postmarked on or before midnight on the last day of the quarter and received by the Company within five business days thereafter. Shareholders may withdraw their redemption request at any time prior to the last day of the applicable quarter. Withdrawal requests must likewise be received by the Company prior to the end of the applicable quarter or postmarked on or before midnight on the last day of the quarter and received by the Company within five business days thereafter. If the percentage of our shares subject to redemption requests exceeds the then applicable limitations, each shareholder's request will be reduced on a pro rata basis at the end of the applicable quarter. In addition, if the Company does not have such sufficient funds available, at the time when redemption is requested, participants can (i) withdraw their request for redemption or (ii) ask that the Company honor their request at such time, if any, when sufficient funds become available. Such pending requests will generally be honored on a pro-rata basis.

Commitments by the Company to repurchase shares will be communicated to each shareholder who submitted a request either telephonically or in writing at or promptly (no more than five business days) after the fifth business day following the end of each quarter. The Company will redeem the Shares subject to these commitments, and pay the redemption price associated therewith, within three business days following the delivery of such commitments. Shareholders will not relinquish to the Company their shares of common stock, until such time as the Company redeems such shares. The Company will not guarantee that there will be sufficient funds to redeem the shares of its common stock for which a redemption request is received.

During the Offering the Shares will be redeemed at 90% of the offering price, or $9.00 per share. After the Offering, the per share redemption price will be based on the then-current net asset value of the shares; provided that the Company's board of directors may adjust the price based on the consideration of certain factors, such as the then-current offering price (if the Company is conducting a subsequent offering), the then-current per share price of the Company's dividend reinvestment plan (if applicable), and general market conditions. At any time the Company is engaged in an offering of shares, the per share price for shares purchased under the Redemption Plan will be lower than the applicable per share offering price. The board of directors of the Company will announce any price adjustment and the time period of its effectiveness as a part of its regular communications with shareholders, which include the quarterly distribution reports or annual reports we will provide to shareholders.

Other than the disclosures required in the Company's prospectus (including supplements and amendments thereto) and in periodic Exchange Act reports, and the redemption price disclosure in shareholder communications after the Offering, the Company will not publicize its redemption program. The Company will not actively solicit redemptions. Its role in the program will be ministerial and merely to facilitate shareholder redemption requests.

Shares redeemed by the Company will be cancelled and will be held as treasury shares. The Company will not resell such shares to the public unless they are first registered with the Commission under the Securities Act of 1933 and under appropriate state securities laws or otherwise sold in compliance with such laws. The Company will terminate the Redemption Plan and the Company will not accept shares for redemption in the event the shares of common stock of the Company are listed on any securities exchange, the subject of *bona fide* quotes on any inter-dealer quotation system or electronic communications network, or are the subject of *bona fide* quotes in the pink sheets. Additionally, the board of directors of the Company may, in its discretion, amend or suspend the Redemption Plan if it determines that to do so is in the best interest of the Company. If the board of directors amends or suspends the Redemption Plan, the Company will provide shareholders with thirty (30) days advance written notice by means of either (i) an annual or quarterly report sent to shareholders, or (ii) a separate mailing accompanied by disclosure in a current or periodic report under the Exchange Act.

Discussion

Regulation M

Rule 102(a) of Regulation M, which is intended to preclude manipulative conduct by those with an interest in the outcome of a distribution, prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase, a security that is the subject of a then-current distribution. Rule 102(e) of Regulation M authorizes the Commission to exempt from the provisions of Rule 102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions.

The Company respectfully requests that the Division of Market Regulation, pursuant to the authority delegated to it by the Commission, grant to the Company an exemption under Rule 102(e) to permit it to effect redemptions under the Redemption Plan, as proposed, inasmuch as such redemptions will not be actively solicited by the Company and will not be made with the purpose of trading in, and should not have the effect of manipulating or raising the price of, the

Company's stock. The Redemption Plan was created solely to provide shareholders of the Company with a vehicle through which, after having held shares and been at risk for at least one year, they can liquidate a portion of their investment in the Company's common stock, in light of the fact that there is no public secondary trading market for the shares and the Company does not anticipate that a secondary trading market will develop. Further, although shareholders of the Company are apprised of the availability of the redemption feature at the time they purchase their shares, by means of a description in the Company's prospectus, the Company will not actively solicit participation by its shareholders in the Redemption Plan. To the contrary, the Company expects that it will generally prefer that shareholders not participate in the Redemption Plan so the Company can use available cash for other purposes. Shareholders desiring to present all or a portion of their shares for redemption will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating redemptions under the Redemption Plan will be ministerial and will merely facilitate the shareholders' exit from their investment with the Company.

Allowing the Company to effect redemptions under the Redemption Plan during an offering should not increase the potential for manipulation of the Company's stock price because the redemption price under the Redemption Plan will be fixed as determined by the board of directors of the Company. Because the redemption price during the Offering will be less than, and fixed in relation to, the offering price of the Company's common stock, the risk that the market will be conditioned or stimulated by such redemptions should be virtually nonexistent. During the Offering and for five years thereafter, in no event will the number of shares redeemed by the Company under the Redemption Plan in any year exceed the lesser of (i) the number of Shares that could be redeemed by the net proceeds received under the Company's Reinvestment Plan during the applicable calendar year, or (ii) 5% of the number of shares of outstanding common stock of the Company at the end of the previous year. Beginning five years after the termination of the Offering, in no event will the number of shares redeemed by the Company under the Reinvestment Plan in any year exceed 10% of the number of shares of outstanding common stock of the Company at the end of the previous year. The Redemption Plan requires the Company to accept redemption requests on a pro rata basis quarterly. Shares redeemed by the Company will be cancelled and held as treasury shares and will not be resold to the public unless they are first registered with the Commission under the Securities Act of 1933 and under appropriate state securities laws or otherwise sold in compliance with such laws. The Redemption Plan will terminate once the Company lists its shares on a national exchange or national market, or once a secondary trading market is otherwise established. Except as described above, the terms and conditions applicable to redemptions during an offering will be identical to those that would apply when an offering is not in effect.

For the foregoing reasons, we respectfully request that the Division of Market Regulation, pursuant to the authority delegated to it by the Commission and under the authority provided in Rule 102(e), grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M for redemptions under the Redemption Plan, as proposed, during the course of an offering, as described herein. The Company believes that the relief it requests in this letter is consistent with the relief granted by the Division of Market Regulation in CNL Income Properties, Inc. (Letter dated March 11, 2004); Wells Real Estate Investment Trust II, Inc. (Letter dated December 9, 2003); Inland Western Retail Real Estate Trust, Inc. (Letter dated August 8, 2003) and T REIT Inc. (Letter dated August 13, 1998), under Regulation M and Excel Realty Trust Inc. (Letter dated May 21, 1992) under former Rule 10b-6. In particular, we note that (i) shareholders of the Company must hold shares of common stock for at least one year to participate in the Redemption Plan; (ii) there is no trading market for the shares of the Company's common stock and the Company will terminate its Redemption Plan in the event a secondary market for its common stock develops; (iii) during the Offering, the shares of common stock will be redeemed at a price related to, and at a fixed discount from, the public offering price of the common stock at the time of redemption; (iv) during the Offering and for five years thereafter, the number of shares to be redeemed under the Redemption Plan will not exceed, at any time during a year, 5% of the number of shares outstanding of the Company and, beginning five years after the termination of the Offering, the number of shares to be redeemed under the Redemption Plan will not exceed, at any time during a year, 10% of the number of shares outstanding of the Company; and (v) the terms of the Redemption Plan are fully disclosed in the prospectus included in the Company's registration statement.

The Company also believes that the requested relief is consistent with relief granted in Panther Partners, L.P. (Letter dated March 3, 1994) and Dean Witter Cornerstone Funds II, III and IV (Letter dated June 3, 1992) with respect to certain limited partnerships under former Rule 10b-6 where (i) no secondary market existed or was expected to develop for the limited partnership interests, (ii) the motivation for repurchasing limited partnership interests was to create liquidity for limited partners, (iii) the limited partnership interests were redeemed at prices that were based on the valuation of the partnerships' net assets, and (iv) the redemption programs were to be terminated in the event a secondary market developed. The Company believes the Redemption Plan as proposed is consistent with those plans described in the aforementioned cases and, similarly, have a very low risk of the type of manipulation that Regulation M and former Rule 10b-6 were promulgated to address.

Rule 13e-4

Pursuant to Rule 13e-4 under the Exchange Act, an issuer with equity securities registered under Section 12 of the Exchange Act or that is required to file periodic reports with the Commission pursuant to Section 15(d) is required, in connection with any tender offer for its own equity securities, to make certain disclosures with respect to such offers. The provisions of Rule 13e-4 are intended to prevent fraudulent, deceptive or manipulative acts in connection with issuer tender offers. The Company believes that redemptions under the Redemption Plan do not constitute issuer tender offers within the meaning of Rule 13e-4. As the court in SEC v. Carter Hawley Hale Stores, Inc., 760 F.2nd 945, 950 (9th Cir. 1985), asserted, the term "tender offer" implies (i) active and widespread solicitation of public shareholders for the shares of an issuer; (ii) that the solicitation is made for a substantial percentage of the issuer's stock; (iii) that the offer to purchase is made at a premium over the prevailing market price; (iv) that the terms of the offer are firm, rather than negotiable; (v) that the offer is contingent on the tender of a fixed number of shares; (vi) that the offer is open only for a limited period of time; (vii) that the offeree is subjected to pressure to sell; and (viii) a public announcement of an acquisition program prior to the accumulation of stock by a purchaser. Because virtually none of these factors apply to the Company in respect of redemptions under the Redemption Plan, the Company believes that such redemptions are not tender offers.

The Company believes that, despite the fact that the Redemption Plan will be described in its prospectus, the Company is not engaging in and will not engage in an active and widespread solicitation for its shares. Rather, information regarding the Redemption Plan is provided solely for the benefit of the Company's investors in order to provide them with information about the limited liquidity of their investment. Further, although the Company is making the Redemption Plan available to provide shareholders some liquidity, the Company expects that it will generally prefer that shareholders not participate in the plan to allow the Company to use available cash for other purposes.

Additionally, under the Redemption Plan, during the Offering and for five years thereafter, the Company would redeem only up to a maximum of 5% of the number of outstanding shares of its common stock during any year (or, if smaller, the number of Shares that could be purchased by the net proceeds received from the Company's Reinvestment Plan during the applicable calendar year), and beginning five years after the termination of the Offering, the Company would redeem only up to a maximum of 10% of the number of outstanding shares of its common stock during any year. As mentioned above, the Company is not requesting that the Commission take any position, or grant any relief, under Rule 13e-4 in regard to the Redemption Plan at any time during which the number of shares that can be redeemed under the plan could exceed 5% of the number of shares of outstanding common stock of the Company at the prior calendar year end. At any time the number of shares that could be redeemed under the Redemption Plan could exceed the 5% limitation described above, the Company will file a tender offer statement as required by Rule 13e-4 unless the Division of Corporate Finance at that time either (i) agrees to not recommend that the Commission take enforcement action under Rule 13e-4 with respect to repurchases under the plan under such circumstances, or (ii) exempts such repurchases, either unconditionally or on specified terms and conditions, as not constituting a fraudulent, deceptive or manipulative act or practice comprehended with the purpose of Rule 13e-4.

Further, no premium is to be paid by the Company for the shares redeemed (indeed, the shares initially will be redeemed at a discount from the then-current offering price, which provides an incentive for the shareholders to hold their shares), and the Redemption Plan is not contingent on the tender of a fixed number of shares. Finally, redemptions under the Redemption Plan may be made for an indefinite period of time. Consequently, the Company believes that redemptions made in accordance with the Redemption Plan would not be "issuer tender offers" subject to the disclosure requirements of Rule 13e-4 during the period in which the number of shares that can be redeemed under the Redemption Plan cannot exceed 5% of the number of the Company's shares outstanding at the prior year end.

In the event the Commission does not concur with the Company's position that such redemptions are not issuer tender offers, the Company respectfully requests an exemption from the disclosure requirements of Rule 13e-4, pursuant to authority provided under Rule 13e-4(h)(9). The Commission has granted such relief in instances where redemptions made under redemption programs were made for cash on a periodic basis at fixed prices which are either based on a discount of the price for a then-existing offering or based generally on the net asset values of the issuer's underlying assets, in some cases subject to the issuer's board approval. Please see CNL Income Properties, Inc. (Letter dated March 11, 2004); Inland Western Retail Real Estate Trust, Inc. (Letter dated August 8, 2003); T REIT Inc. (Letter dated June 4, 2001); Puerto Rico Investors Flexible Allocation Fund (Letter dated June 19, 1999); Popular Balanced IRA Trust Fund (Letter dated April 29, 1999); CNL American Properties Fund, Inc. (Letter dated August 13, 1998); Puerto Rico Income & Growth Fund, Inc. (Letter dated March 27, 1998); First Puerto Rico Growth and Income Fund, Inc. (Letter dated November 5, 1997); and Merrill Lynch Puerto Rico Tax Exempt Fund, Inc. (Letter dated August 7, 1995). Such exemptions have been granted where no more than 5% of the outstanding shares of the issuer were likely to have been involved in the transactions for which exemptions were requested (such as Inland Western Retail Real Estate Trust, Inc. (Letter dated August 8, 2003); CNL American Properties Fund, Inc. (Letter dated August 13, 1998); and Brock Exploration Company (Letter dated June 30, 1980). Because redemptions under the Redemption Plan (i) would be priced based on the offering price during the offering period, (ii) would be made on a quarterly basis, and (iii) would only involve a small percentage of the Company's outstanding shares, the Company believes the Redemption Plan as proposed would not result in the potential for the abuses Rule 13e-4 was intended to prevent and should not be subject to Rule 13e-4.

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at (214) 953-6900.

Respectfully submitted,

Curtis B. Anderson

Curtis B. Anderson

Baker Botts L.L.P.
2001 Ross Avenue
Dallas, Texas 75201-2980

Enclosure